Exhibit 16.1

Tel: 212-371-4446 Fax: 212-371-9374 www.bdo.com	622 Third Avenue, Suite 3100 New York, NY 10017

January 3, 2018

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on January 2, 2018, to be filed by our client, The Children's Place, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.